EXHIBIT NO. 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Armstrong Holdings, Inc.:

We consent to the incorporation by reference in Registration Statement No. 333-74501 on Form S-3 and Registration Statements No., 33-91890, 33-18996, 33-18997, 33-65768, 333-79093 and 333-43872 on Form S-8 of Armstrong Holdings, Inc. of our report dated March 14, 2005, with respect to the consolidated balance sheets of Armstrong Holdings, Inc., and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of earnings, cash flows and shareholders’ equity and the related financial statement schedule for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 10-K of Armstrong Holdings, Inc.

Our report dated March 14, 2005, contains an explanatory paragraph that states three of the Company’s domestic subsidiaries, including Armstrong World Industries, Inc. filed separate voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code on December 6, 2000 and Armstrong World Industries, Inc. has also defaulted on certain debt obligations. Our report also states that the filing under Chapter 11 and the resulting increased uncertainty regarding the Company’s potential asbestos liabilities raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of these uncertainties.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 28, 2005